UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 4)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [    ]

Kabushiki Kaisha FamilyMart

(Name of Subject Company)

FamilyMart Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

FamilyMart Co., Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

FamilyMart Co., Ltd.

Attn: Ayumi Hosaka

Sunshine 60 Building 17th Floor

3-1-1 Higashi-Ikebukuro,

Toshima-ku

Tokyo 170-6017

Japan

+81-3-3989-6600

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

ITEM 1. HOME JURISDICTION DOCUMENTS

(a)

Exhibit	Description
1	English translation of Notice Regarding Commencement of Discussions Concerning the Management Integration between FamilyMart Co., Ltd. and UNY Group Holdings Co. Ltd., dated as of March 10, 2015.[1]

2	English translation of Notice Regarding Media Articles, dated as of August 20, 2015.[2]

3	English translation of Notice Regarding Postponement of the Execution of the Basic Agreement Concerning the Management Integration between FamilyMart Co., Ltd. and UNY Group Holdings Co. Ltd., dated as of August 27, 2015.[3]

4	English translation of Notice Regarding Media Articles, dated as of September 17, 2015.[4]

5	English translation of Notice Regarding the Execution of the Basic Agreement Concerning the Management Integration between FamilyMart Co., Ltd. and UNY Group Holdings Co., Ltd., dated as of October 15, 2015.

(b) N/A.

ITEM 2. INFORMATIONAL LEGENDS

The required legend is prominently included in the documents referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A.

PART III - CONSENT TO SERVICE OF PROCESS

FamilyMart Co., Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on July 21, 2015.

[1]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on July 21, 2015.
[2]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on August 24, 2015.
[3]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on August 28, 2015.
[4]	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission on September 18, 2015.

PART IV – SIGNATURES

After due inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Isamu Nakayama
(Signature)

Isamu Nakayama
President
FamilyMart Co., Ltd.
(Name and Title)

October 16, 2015
(Date)